SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.   20549


                                FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
     Sections 13 and 15(d) of the Securities Exchange Act of 1934

               Commission File Number:          0-17138


                       NORWICH FINANCIAL CORP.

        (Exact name of registrant as specified in its charter)

               4 BROADWAY, NORWICH, CONNECTICUT 06360

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                Common Stock, $.01 par value per share
             RIGHTS TO PURCHASE SERIES A PREFERRED STOCK

       (Title of each class of securities covered by this Form)

                                NONE

  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)  [X]         Rule 12h-3(b)(1)(ii) [ ]
           Rule 12g-4(a)(1)(ii) [ ]        Rule 12h-3(b)(2)(i)   [ ]
           Rule 12g-4(a)(2)(i)  [ ]         Rule 12h-3(b)(2)(ii) [ ]
           Rule 12g-4(a)(2)(ii) [ ]        Rule 15d-6            [ ]
           Rule 12h-3(b)(1)(i)  [ ]

     Approximate number of holders of record as of the certification or notice date:

              1,915

     Pursuant to the requirements of the Securities Exchange Act of 1934 Norwich Financial Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: FEBRUARY 23, 1998         BY:

                                      /s/  Daniel R. Dennis, Jr.
                                Name: Daniel R. Dennis, Jr.
                                Title:  Chairman, President and
                                        Chief Executive Officer